21200 Oxnard St. #6630

Woodland Hills, CA 91367

June 28, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Becky Chow or Stephen Krikorian

Re:	Palisades Ventures Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 14, 2024
File No: 333-276934

Dear Sir/Madam:

This letter sets forth the Company’s response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 28, 2024 (the “Comment Letter”), pertaining to the Company’s Registration Statement on Form S-1, filed on March 14, 2024 (the “Form S-1 Amendment 1”). The Company’s responses to the Staff’s comments contained in the Comment Letter are set out herein in the order in which the comments were set out in the Comment Letter and are numbered accordingly and for ease of reference, each of the Staff’s comments is reproduced below in bold.

Amendment No. 1 to Form S-1 filed March 14, 2024

Prospectus Summary, page 2

1. We note your response to prior comment 2 that Mr. Rechtman beneficially owns 68.5% of Palisades Venture. However, on pages i, 2, 7, 10, 14, and 34 your disclosure has not been updated accordingly. Please revise or explain.

Response: All percentage of shares owned by Rechtman were adjusted to reflect 68.49% and shares owned by CorpTech Holding were adjusted to reflect 22.83%.

Financial Statements, page F-1

2. Please provide updated financial statements and related disclosures as required by Rule 8- 08 of Regulation S-X.

Response: We prepared and attached December 31, 2023 audited financials as well as review for the quarter ended March 31, 2024.

Orie Rechtman

Palisades Venture Inc.

June 28, 2024

Item 15. Recent Sales of Unregistered Securities, page II-1

3. On page F-15, you state that you issued 9,500,000 shares of common stock to consultants. Please revise to provide the disclosures required by Item 701 of Regulation S-K. Additionally, to the extent a consultant beneficially owns more than five percent of your common stock, please add this person to the beneficial ownership table.

Response: Detailed explanation was provided in this filing under Item 15, page II-1 – as requested.

Item 16. Exhibits, page II-1

4. As a follow up to prior comment 3, please file your service agreement with CorpTech as an exhibit.

Response: We attached the Service Agreement between Palisades Venture Inc and CorpTech Holding Inc. as Exhibit 10.7.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 818-465-1295 or by emailing Orie@4service.com.

Sincerely,

/s/ Orie Rechtman
Orie Rechtman
Chief Executive Officer

cc:	Gary L. Blum